GK Pastry

Annual Income Statement
For the period 2024

	Year	2024
Revenues		
Sales Revenue		843,995.28
Sales Tax Remitted		-2,469.33
Returns & Allowances		-673.27
Other Income		157.23
Total Revenues		**841,009.91**
Cost of Sales		
Cost of Goods Sold		284,253.68
Total Cost of Sales		**284,253.68**
Gross Profit		**556,756.23**
Operating Expenses		
Bank & ATM Fee Expense		540.00
Business Meals Expense		1,388.44
Computer Equipment Expense		874.06
Employee Benefits Expense		195.00
Equipment Expense		27,333.44
Equipment Protection Fee		668.28
Facility & Utilities Expense		35,883.16
Fraud Expense		0.00
Furniture & Fixtures Expense		1,531.88
Gas & Auto Expense		6,887.01
Independent Contractor Expense		29,617.74
Insurance Expense - Business		10,148.52
Interest Expense		41,009.99
Kitchen Supplies Expense		3,232.96
License & Fee Expense		16,943.03
Marketing & Advertising Expense		6,743.85
Merchant Fees Expense		32,580.98
Office Supply Expense		303.51
Parking & Tolls Expense		216.00

Payroll Expense - Administration	1,584.00
Payroll Expense - Payroll Tax	14,773.02
Payroll Expense - Salary & Wage - Gusto	161,124.00
Phone & Internet Expense	7,769.37
Postage & Shipping Expense	881.37
Professional Service Expense	8,091.00
Publication/Subscription Expense	891.00
Rent or Lease Expense	133,900.55
Software & Web Hosting Expense	2,844.69
Taxes Paid	800.00
Travel & Transportation Expense	3,949.87
Total Operating Expenses	**552,706.72**
Total Expenses	**836,960.40**
Net Profit	**4,049.51**

GK Pastry

Annual Balance Sheet

For the period ending December 31, 2024

As Of: December 31, 2024

Assets

Cash On Hand	1,748.50
Chase - Checking - 8259	3,515.09
Chase - Savings - 1009	46.96
PayPal	0.00
Square - Merchant Processor - GK Pastry Inc	378.31
Square - Merchant Processor - Mountain View	1,774.35
Square - Merchant Processor - Shokh	0.00
Stripe - Merchant Processor - GK Pastry	146.08
Security Deposit Receivable	26,926.00
Leasehold Improvements	18,820.89
Property Plant & Equipment	124,372.48
Accumulated Depreciation, PP&E	-112,820.00
Temporary Holds	0.00
Money in transit	0.00
Total Assets	**64,908.66**

Liabilities

American Express - Credit Card - 51001	2,969.60
American Express - Credit Card - 51008	5,651.26
Chase - Credit Card - 0203	5,590.96
Chase - Credit Card - 2549	2,855.31
Chase - Credit Card - 9981	11,548.68
Citizens Pay - Line of Credit	0.00
Headway Capital - Line of Credit	15,114.96
Payroll Payable - Payroll Tax	117.81
Loan (to)/from Shareholder - Gulnoza Khaytenova	22,052.05
Loan (to)/from Shareholder - Khasan Musabaev	6,213.00
Loan (to)/from Shareholder - Khayrulla Musabaev	48,920.54
Loan (to)/from Shareholder - Osman Musabaev	11,248.21
Square Capital - Loan Payable	54,565.66
Centra Funding - Loan Payable 1 - Maturity: July 2025	6,096.79
Centra Funding - Loan Payable 2 - Maturity: July 2025	7,143.71
Credit Key - Loan Payable - 697947 - Maturity: March 2025	4,182.00
Credit Key - Loan Payable - 651416 - Maturity: January 2025	449.55

Credit Key - Loan Payable - 623046 - Maturity: December 2024	0.00
Credit Key - Loan Payable - 624962 - Maturity: December 2024	0.00
Credit Key - Loan Payable - 629001 - Maturity: December 2024	0.00
Credit Key - Loan Payable - 444902 - Maturity: July 204	0.00
Credit Key - Loan Payable - 463929 - Maturity: July 2024	0.00
Credit Key - Loan Payable - 403171 - Maturity: May 2024	0.00
Credit Key - Loan Payable - 470605 - Maturity: May 2024	0.00
Total Liabilities	**204,720.09**

Equity

SAFE Note - Umarbek Tursunov	30,000.00
Common Stock - Gulnoza Khaytenova	210.00
Common Stock - Khasan Musabaev	100.00
Common Stock - Khayrulla Musabaev	100.00
Common Stock - Osman Musabaev	100.00
Retained Earnings	-170,321.43
Total Equity	**-139,811.43**

Total Liabilities and Equity	**64,908.66**



GK Pastry
Annual Cash Flow Statement
C-Corp

December 31, 2024

Cash from Operating Activity		
Net Profit from Operations	$	45,859.50
Interest Paid	$	(41,009.99)
Taxes Paid	$	(800.00)
Net Profit	$	4,049.51
Accounts Payable	$	-
Accounts Receivable	$	-
Payroll Payables	$	117.81
Payroll Receivables	$	-
Amortization	$	-
Depreciation	$	-
Inventory	$	-
Total Cash from Operating Activitie	$	4,167.32
Cash from Investing Activities		
Investments To	$	-
Investments From	$	-
Leasehold Improvements	$	5,380.00
Intangible Assets	$	-
Property Plant & Equipment	$	(64,303.72)
Total Cash from Investing Activities	$	(58,923.72)
Cash from Financing Activities		
Due (to)/from *insert company*	$	-
Due to/(from) *insert company*	$	-
Amazon Unavailable Balance	$	-
Credit Cards	$	5,238.22
Temporary Holds	$	-

Issuing of Common Stock	$	-
Loans Payable	$	49,161.59
Loans Receivable	$	-
Security Deposits Payable	$	-
Security Deposits Receivable	$	(12,500.00)
Working Capital	$	-
Lines of Credit	$	15,114.96
Promissory Notes	$	-
Convertible Notes	$	-
Taxes Payable	$	-
Taxes Recoverable	$	-
Contribution/APIC	$	-
Drawing/Distribution	$	-
Year-End Adjustments	$	-
Total Cash from Financing Activities	**$**	**57,014.77**
Beginning Cash	**$**	**5,350.92**
Total Change in Cash	$	2,258.37
Ending Cash	**$**	**7,609.29**
Ending Cash in Banks Accounts	**$**	**7,609.29**
Verification	**$**	**(0.00)**